HCO: Prior communications about upcoming Reg CF raise:

We run a Discord group that is invite-only for existing Wefunder and Reg D investors. Admission is controlled by Sharon Samjitsingh after verification of identities.

sfgfan89 5/30/26, 6:09 PM

@Sharon - HCOCEO - do you know when the raise is expected to open up?

> @sfgfan89 @Sharon - HCOCEO - do you know when the raise is expected to open u...

Sharon - HCOCEO 5/30/26, 6:24 PM

@sfgfan89 - working on getting the Reg D on Wefunder up within the next couple weeks, and then the Reg CF is planned for August 1. Our financial year closes tomorrow, so we have to wait for the close out (about 2 weeks), then the accounting and paperwork takes about 6 weeks.

10:49 AM

@everyone - I mentioned in our update that we would be opening up our Reg D round on Wefunder using their new tool to do that, in advance of the Reg CF round, so people who could write checks bigger than $5K can get in as well on that. You can find more information here: https://wefunder.com/private-round

We'd like your help. We have 2 versions of the Reg D offering page, one with a lot of info, one without. When you have time, could you review and let me know your thoughts? Appreciate any feedback you have by Tuesday 9th, as we would like to go live by Friday 12th. These are the versions:
https://wefunder.com/hco
https://wefunder.com/hco.v2?invite_token=IdIMTM

You may be prompted to request access, and that's standard because the page is in transition. I'll give you access as required.

Appreciate your help as always! (edited)

@sfgfan89 Noticed this on the HCO raise page. Maybe I just didn't realize the numbe...

Sharon - HCOCEO 6/14/26, 12:15 AM

Yes! What you're seeing is our brand new raise page for RegD investors. Just went live on Friday.

Anyone who is accredited can invest now on that page before Reg CF opens in August. Minimum is $5K.

You beat me to the announcement!

@Sharon - HCOCEO You beat me to the announcement!

sfgfan89 6/14/26, 12:17 AM

I had no idea, congrats on starting the reg D!

Sharon - HCOCEO 6/14/26, 12:20 AM

Thanks!

You know me - prefer personalized emails, so the plan is to start working through it and letting everyone here know, as well as on Wefunder.

It's a great way to raise alongside VCs. And there are no fees for folks I bring or already know who invest, so a really innovative offering from Wefunder.

Because it's RegD, we can't make public announcements hence the 1:1 outreach.

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@kmccabe_ Sharon, has the Reg D closed now? will the CF have the same terms as t...

sfgfan89 8/25/26, 6:06 PM

@Sharon - HCOCEO This question may have been missed? Thanks as always

Sharon - HCOCEO 8/25/26, 6:23 PM

@sfgfan89 @kmccabe_ - thanks for bumping, yes I missed this. Yes, Reg D on Wefunder is closed - we'll continue to raise Reg D off platform, through the Inspire Access opportunity, as well as directly on the cap table.

Early bird terms will be exactly the same as Reg D. (edited)

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kmccabe_ 9/12/26, 11:40 PM

Sharon, when can we expect the CF to open?

September 15, 2026

Sharon - HCOCEO 9/15/26, 8:01 PM

@kmccabe_ that's the golden question. TLDR: should be next Monday or Tuesday as long as we get the review back.

Been waiting for the accounting review. Supposed to come back soon. Everything else is ready to go, so once we have that we can file the Form C. Took longer than expected because they also looked deeply into Imago's books (basically like double the process, double the time) and the topic of consolidation was interesting for everyone.

Last time it literally took us 3 months to figure out how to do warrants on the platform (we were the first to ever do that on Wefunder). I thought this would be easy compared to that, but seems like we always throw curveballs... but all good.